Organigram to Present at Canadian and U.S. Cannabis Investor Conferences

MONCTON, NEW BRUNSWICK-- (September 27, 2017) - Organigram Holdings Inc. (TSX VENTURE:OGI)  (OTCQB:OGRMF) (the “Company” or “Organigram”) is pleased to announce that it will be presenting at two upcoming cannabis investor conferences.

Greg Engel, Chief Executive Officer of Organigram will present at the Eight Capital Let It Grow Cannabis Conference on Wednesday, October 4, 2017. The conference runs from 10 am ET – 2:30 pm ET and will be held at The Adelaide Hotel, 9th Floor, 325 Bay Street, Toronto.

Mr. Engel will also present to investors at the New West Summit 3.0 and the Exclusive Public Companies Symposium on Friday, October 13, 2017. The symposium will be held at the Oakland Marriott City Center, 1001Broadway, Oakland, California. Organigram is schedule to present at 3 pm PT.

“Both conferences come at an important time in the evolution of the Canadian cannabis industry,” says Engel. “As federal cannabis legislation continues to develop and the provinces respond with their own approaches to a legal adult use recreational market, continued industry discussion and collaboration are critical. We’re excited to share our views on pending rules and regulations and the importance of clear production, sales and distribution strategies for continued growth.”

As part of the Company’s participation in these conferences, Organigram will be conducting a series of one-on-one meetings with institutional investors.

Registered attendees interested in scheduling a meeting with management should contact conference coordinators.

The Company is also announcing that it has granted stock options for a total of 166,648 common shares of Organigram to directors of the Company. These stock options are exercisable at $2.59 per stock option and will expire on September 27, 2027. These stock options vest over a period of twenty-four months following the grant date and are governed by the terms and conditions of the Company's stock option plan.

This stock option grant is subject to TSX Venture Exchange approval.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For more information, visit www.Organigram.ca

For further information, please contact:
Greg Engel	Giselle Doiron
Chief Executive Officer	Director of Investor and Media Relations
gengel@organigram.ca	(506) 801-8986